                                                                LARRY A. CERUTTI
                                                     Direct Dial: (714) 641-3450
                                                      E-mail: lcerutti@rutan.com



                                  July 28, 2008

VIA FEDEX AND EDGAR CORRESPONDENCE
----------------------------------

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

         Re:      Strasbaugh
                  Amendment No. 6 to Registration Statement on Form S-1 Dated July, 28, 2008
                  File No. 333-144787
                  -----------------------------------------------------

Dear Mr. Mancuso:

      This letter responds to the comments contained in your letter dated July 2, 2008 relating to Strasbaugh (the "Company"), a copy of which letter is enclosed for your convenience.

      The enclosed clean and marked-to-show-changes copies of Form S-1/A (Amendment No. 6 to Form SB-2), Reg. No. 333-144787 (the "Registration Statement"), contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of July 2, 2008, together with our responses in regular font immediately following each reproduced comment. Our responses in this letter correspond to the numbers you placed adjacent to your comments in your letter. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith.

1. WE NOTE ON SEPTEMBER 24, 2007 YOU FILED A REGISTRATION STATEMENT ON FORM 8-A WHICH BECAME EFFECTIVE AUTOMATICALLY BY OPERATION OF SECTION 12(G) OF THE EXCHANGE ACT SIXTY DAYS AFTER IT WAS FILED. PLEASE TELL US WHY YOU HAVE NOT YET FILED ANY REPORTS REQUIRED UNDER THE EXCHANGE ACT.

      The Company believed that based on the language contained on the face of Form 8-A regarding the effectiveness of a Form 8-A that is filed concurrently with a registration statement under the Securities Act of 1933, as amended, the Company's Form 8-A would become effective under the Exchange Act immediately upon effectiveness of the Securities Act filing (i.e., the Registration Statement). We have been advised by the Staff of its position that the effectiveness language contained in Section 12(g) of the Exchange Act with respect to the timing of an Exchange Act filing under Section 12(g) is controlling in this regard. Accordingly, the Company is currently preparing and intends to file with the Securities and Exchange Commission (the "SEC") within the next several days the Company's Annual Report on Form 10-K for the year ended December 31, 2007, the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, and a Current Report on Form 8-K related to the appointment of a director to the Company's board of directors. The insiders of the Company are preparing the filings required to be made under
Section 16 and Rule 13d-1 of the Exchange Act, which filings are anticipated to be made within the next several days.

Russell Mancuso, Esq.
July 28, 2008
Page 2

SHARES EXCHANGE TRANSACTION, PAGE 4
-----------------------------------

2. WITH A VIEW TOWARD CLARIFIED DISCLOSURE, PLEASE TELL US HOW THIS TRANSACTION RESULTED IN $63,000 IN PROCEEDS AS MENTIONED ON PAGE 30.

      After the consummation of the Share Exchange Transaction (as the term is defined in the Registration Statement), CTK Windup Corporation's net assets included $375,000 in cash. The $312,000 in transaction costs incurred in connection with the Share Exchange Transaction, which costs related to legal and investment banking fees, were charged directly to equity against the $375,000 in cash that CTK Windup Corporation had at the time of the reverse acquisition. The remaining proceeds of $63,000, the difference between the $375,000 in cash and the $312,000 in costs, were recorded to cash and equity in accordance with the SEC Accounting Disclosure Rules and Practices Official Text which states that "... an operating company's reverse acquisition with a non-operating company having some cash has been viewed by the staff as the issuance of equity by the accounting acquirer for the cash of the shell company. Accordingly, we believe transaction costs may be charged directly to equity only to the extent of the cash received, while all costs in excess of cash received should be charged to expense."

      The Company has added disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" section on page 31 of the Registration Statement to clarify its disclosure with respect to the $63,000 in proceeds from the Share Exchange Transaction.

SUMMARY FINANCIAL INFORMATION, PAGE 7
-------------------------------------

3. WE NOTE YOUR DISCLOSURE OF 13,993 SHARES USED IN COMPUTING BASIC AND DILUTED INCOME PER SHARE FOR THE THREE MONTHS ENDED MARCH 31, 2007. PLEASE RECONCILE THIS WITH THE CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS WHICH DISCLOSE 14,320 AND 19,195 WEIGHTED AVERAGE COMMON SHARES OUTSTANDING BASIC AND DILUTED, RESPECTIVELY, FOR THE THREE MONTHS ENDED MARCH 31, 2007.

      The Company has revised its disclosure in the "Summary Financial Information" section on page 7 of the Registration Statement to reconcile such disclosure with its Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2007.

Russell Mancuso, Esq.
July 28, 2008
Page 3


BECAUSE CERTAIN ACTIONS TAKEN BY OUR PRIOR BOARD, PAGE 12
---------------------------------------------------------

4. BASED ON YOUR RESPONSE TO PRIOR COMMENT 1, IT APPEARS THERE IS SOME RISK THAT THE OFFERED SHARES MAY BE VOID. FOR EXAMPLE, IT APPEARS THAT THERE MAY BE SOME RISK THAT THE DIVIDEND WAS NOT CONSISTENT WITH SECTION 1903(C) AS YOU DESCRIBE IT. GIVEN THE SIGNIFICANCE OF THE POTENTIAL IMPACT OF SUCH AN OUTCOME, IT IS UNCLEAR (1) HOW YOU CONCLUDED THAT YOU SHOULD NOT MAKE INVESTORS AWARE OF IT IN A SEPARATE RISK FACTOR THAT IS ALSO HIGHLIGHTED IN THE PROSPECTUS SUMMARY (2) HOW YOU BELIEVE ACCELERATION OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT WOULD BE CONSISTENT WITH THE PUBLIC INTEREST AND THE PROTECTION OF INVESTORS AS REQUIRED BY RULE 461. PLEASE REVISE OR ADVISE.

      In response to this comment, the Company has revised its disclosures in the "Risk Factors" section on pages 13 and 14 of the Registration Statement and the Prospectus Summary section on page 6 of the Registration Statement to disclose, among other things, the potential risks that may arise if the dividend is found to be inconsistent with the provisions of Section 1903(c) of the California Corporations Code.

      Notwithstanding the inclusion of a risk factor, as we have discussed in previous response letters and in our numerous telephone conversations with Mr. Mumford, our legal analysis has not revealed any reason to suggest that the securities being registered pursuant to the Registration Statement (collectively, the "Transaction Securities") are void. As a result, we have issued our opinion as to the valid legal issuance of the Transaction Securities. (See response to Comment No. 10 below.)

      As discussed previously, our legal analysis with respect to the issues described above included extensive legal research conducted by attorneys in this firm as well as numerous internal discussions among several partners within the corporate and trial sections of this firm. In addition, we have had a conversation with a senior official at the California Secretary of State's office who, in addition to having extensive legal experience at the office of the California Secretary of State, has also had extensive experience at the California Department of Corporations. This senior official has advised us that in his view, CTK Windup Corporation's Board of Directors had the power to issue the extraordinary dividends prior to the revocation of the election. Further, this senior official advised us that in his view the declaration of the dividends in no way impeded the Company's ability to revoke the election to windup and dissolve. We were also advised by such senior official that the likelihood of the Secretary of State re-examining any filing made by a company and accepted by the California Secretary of State, including those filings made by the Company, is extremely remote.

Russell Mancuso, Esq.
July 28, 2008
Page 4


         In light of the foregoing, we believe that the likelihood of any person, whether a shareholder of the Company or governmental body, challenging the validity of the Transaction Securities to be remote. Further, we have found no case law on point, and believe it improbable that a court would find, (i) that the Company could not issue extraordinary dividends after it elected to windup and dissolve and/or (ii) that the dividend was declared pursuant to the election. Therefore, we believe that it is improbable that the validity of the Transaction Securities will be questioned. Further, in the remote case that the validity of the Transaction Securities is questioned, we believe it unlikely that Transaction Securities will be found to be void.

         Taking into consideration the foregoing and prior analysis of these issues and the risk factors disclosing the risks involved and the low probability that such risks will in fact manifest, we and the Company believe that acceleration of the effective date of the Registration Statement is consistent with the public interest and protection of investors as required by Rule 461.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 23
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES, PAGE 29
----------------------------------------

5. WE NOTE YOUR DISCLOSURE THAT YOUR "AVAILABLE CAPITAL RESOURCES AT MARCH 31, 2008 CONSIST PRIMARILY OF APPROXIMATELY $1,378,000 IN CASH." PLEASE RECONCILE THIS WITH THE PARAGRAPH ABOVE AND THE CONDENSED CONSOLIDATED BALANCE SHEET WHICH DISCLOSE $1,356,000.

      The Company has revised its disclosure in the "Management Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations Liquidity and Capital Resources" section on page 30 of the Registration Statement to reconcile such disclosure with its Condensed Consolidated Balance Sheets as of March 31, 2008.

PLAN OF DISTRIBUTION, PAGE 90
-----------------------------

6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3 THAT YOU WILL NOT ACCEPT AN OPINION FOR REMOVAL OF THE LEGEND. HOWEVER, IT APPEARS THAT, CONSISTENT WITH THE LEGEND, CIRCUMSTANCES MIGHT EXIST THAT WOULD PERMIT AN INVESTOR TO SELL THE WARRANT IN RELIANCE ON RULE 144 TO ANOTHER INVESTOR AND THAT YOU WOULD NOT HAVE AN EXEMPTION FROM REGISTRATION OF THE EXERCISE OF THE WARRANT BY THAT OTHER INVESTOR. PLEASE TELL US HOW YOU HAVE ADDRESSED THIS CONCERN.

      In response to this comment, the Company intends to amend the Securities Purchase Agreement, dated May 24, 2007, by and among the Company and the selling security holders (the "Purchase Agreement") and the warrants issued thereunder to revise the restricted securities legend that appears within the body of the Purchase Agreement and on the face of the warrants (the "Amendment"). A draft of the Amendment is attached as EXHIBIT A hereto. The Company's intention is that the Amendment will be executed by the Company and all the selling security holders prior to the effectiveness of the Registration Statement. Upon execution of the Amendment by the parties thereto, the Company will file the Amendment as an exhibit to the Registration Statement.

Russell Mancuso, Esq.
July 28, 2008
Page 5


      Under the terms of the restricted securities legend as it appears in the Amendment, a holder of a warrant will not be permitted to exercise or transfer the warrant in the absence of an exemption from the registration requirements of the Securities Act.

7. WE NOTE THAT THE SECOND PARAGRAPH OF EXHIBIT A STATES "WE HAVE BEEN ASKED BY THE SEC TO VERIFY..." AS NEITHER THE COMMISSION NOR THE STAFF HAS MADE SUCH REQUEST OF YOU, PLEASE REVISE YOUR EXHIBIT A ACCORDINGLY.

      In light of the Staff's comment and our response to Comment No. 6, the letter has been revised and is attached as EXHIBIT B hereto. The attached letter has also been revised to function as a letter of transmittal in connection with the Amendment.

INDEX TO FINANCIAL STATEMENTS, PAGE F-1
---------------------------------------

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2008
--------------------------------------------------------------------------------

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES PAGE F-6
-------------------------------------------------------------

INVESTMENTS IN SECURITIES, PAGE F-10
------------------------------------

8. WE NOTE YOUR DISCLOSURE THAT THE FAIR VALUE OF SUBSTANTIALLY ALL SECURITIES IS DETERMINED BY QUOTED MARKET PRICES. PLEASE REVISE TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPHS 32 - 35 OF SFAS 157.

      The Company has revised its disclosure on pages F-10 and F-11 of the Registration Statement to provide the disclosures required by paragraphs 32 - 35 of SFAS 157.

EXHIBITS
--------

9.    PLEASE UPDATE EXHIBIT 99.1.

      The Registration Statement no longer includes data provided to the Company by Laredo Technologies. Therefore, Exhibit 99.1 is no longer required under Rule 601 of Regulation S-K, and therefore has been eliminated.

Russell Mancuso, Esq.
July 28, 2008
Page 6


EXHIBIT 5.1
-----------

10. WE NOTE THE OPINION IS DATED AS OF MARCH 24, 2008. IN LIGHT OF THE ISSUES RAISED IN PRIOR COMMENTS REGARDING THE STATUS OF THE SHARES UNDER CALIFORNIA LAW, PLEASE UPDATE THIS OPINION TO A DATE IMMEDIATELY PRIOR TO EFFECTIVENESS.

      We have provided an updated opinion dated the date hereof.

      If you have any questions regarding the foregoing, please call me at (714) 641-3450.

Sincerely yours,

RUTAN & TUCKER, LLP



/s/ Larry A. Cerutti
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                                   EXHIBIT A
                                   ---------

          Amendment No. 1 to Securities Purchase Agreement and Warrant
          ------------------------------------------------------------


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                                   EXHIBIT B
                                   ---------

                     Transmittal letter to Warrant Holders
                     -------------------------------------